UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):    February 23, 2015

Lucas Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-32508	20-2660243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3555 Timmons Lane, Suite 1550, Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (713) 528-1881

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 8-K filed February 9, 2015 (relating to an earliest event which occurred on February 4, 2015), is filed solely to indicate that the filing also constitutes a written communication pursuant to Rule 425 under the Securities Act of 1933, as amended, and soliciting material pursuant to Rule 14a-12 of the Exchange Act of 1934, as amended, and to add additional disclosures required by Rule 425, Rule 14a-12 and other related rules. This Amendment No. 1 is filed pursuant to the provisions of Rule 165(e) under the Securities Act of 1933, as amended.

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On February 23, 2015, Lucas Energy, Inc. (the “Company”, “we” and “us”) entered into a letter agreement (the “Letter Agreement”), with Louise H. Rogers, the Company’s senior lender pursuant to that certain Letter Loan Agreement and Promissory Note, as amended by the Amended Letter Loan Agreement and Amended and Restated Promissory Note effective April 29, 2014, and the Second Amended Letter Loan Agreement and Second Amended and Restated Promissory Note effective November 13, 2014.

Pursuant to the Letter Agreement, the parties agreed that the interest payments due under the promissory note for January, February and March 2015 (which January and February 2015 interest payments were not previously made by the Company) would be added to the principal amount of the promissory note and be due at maturity; and that interest only payments on the promissory note at the rate of 12% per annum (compared to 15% per annum pursuant to the Second Amended and Restated Promissory Note, and 18% per annum as a result of various events of default which occurred under the loan documents prior to the parties’ entry into the Letter Agreement) would be due between April 2015 and August 2015 (compared to the terms of the Second Amended and Restated Promissory Note, which required amortizing principal payments every month between December 2014 and August 2015 (which amortizing payments we failed to pay from December to February 2015).

The Letter Agreement also provides us the right to extend the maturity date of the promissory note to September 13, 2015, by paying an extension fee of 2% of the remaining balance of the note on or before the current maturity date (August 13, 2015), and to thereafter further extend the maturity date of the promissory note to October 13, 2015, by paying an additional extension fee of 2% of the then remaining balance of the note on or before the September 13, 2015 extended maturity date.

We also agreed to pay the lender all current and past due credit administration and legal fees, a $50,000 loan amendment fee upon final repayment of the promissory note, and to require that the newly formed entity (“Newco”) which we plan to form with Victory Energy Corporation (“Victory”)(in connection with our planned merger, and prior to the consummation of such merger, our planned arrangement whereby Victory will fund various of our wells), to provide the lender a promissory note in the amount of $250,000, payable within 90 days following the termination of our proposed merger transaction with Victory, provided that if the planned merger transaction with Victory is consummated, such promissory note will be cancelled, provided further that we will still owe the lender all amounts due under our Letter Loan Agreement and promissory note, each as amended, with the Lender.

Additionally pursuant to the Letter Agreement, the lender released her mortgage on various of our Penn Virginia and Karnes County wells in connection with a planned assignment of such wells and rights thereunder to Newco, provided that once the merger is completed, such wells shall once again be subject to the first priority security interest of the lender.

Finally, we agreed to pay the lender any and all break-up fees we are paid under the terms of our letter of intent with Victory in the event the planned merger does not close, if any.

The lender agreed to waive the prior defaults under the promissory note upon the parties’ entry into the new agreements.

The Letter Agreement provides that definitive documentation memorizing the above terms and conditions would be finalized and executed by the parties within seven to fourteen days of the date of the Letter Agreement.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text thereof which is incorporated by reference as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

ITEM 8.01 OTHER EVENTS.

On February 24, 2015, the Company issued a press release discussing the Company’s entry into the Letter Agreement and the terms thereof.  A copy of the press release is incorporated by reference as Exhibit 99.1 to this Current Report on Form 8-K.

The information responsive to Item 8.01 of this Form 8-K and Exhibit 99.1 incorporated by reference herein, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT NO.	DESCRIPTION
10.1*	Letter Agreement between Lucas Energy, Inc. and Louise H. Rogers dated February 23, 2015
99.1**	Press Release dated February 24, 2015

* Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on February 24, 2015, and incorporated herein by reference.
** Furnished hereto.

 Important Information

In connection with the proposed business combination of Victory Energy Corporation and Lucas Energy, Inc., Victory Energy Corporation and Lucas Energy, Inc. intend to file a registration statement containing a proxy statement/prospectus with the Securities and Exchange Commission. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Lucas Energy, Inc. and/or Victory Energy Corporation may file with the SEC in connection with the proposed transaction. Prospective investors are urged to read the registration statement and the proxy statement/prospectus, when filed as it will contain important information. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Lucas Energy, Inc. and/or Victory Energy Corporation, as applicable. Prospective investors may obtain free copies of the registration statement and the proxy statement/prospectus, when filed, as well as other filings containing information about Lucas Energy, Inc., without charge, at the SEC’s website (www.sec.gov). Copies of Lucas Energy, Inc.’s SEC filings may also be obtained from Lucas Energy, Inc. without charge at Lucas Energy, Inc.’s website (www.lucasenergy.com) or by directing a request to Lucas Energy, Inc. at (713) 528-1881. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in Solicitation

Lucas Energy, Inc. and its directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding Lucas Energy, Inc.’s directors and executive officers is available in Lucas Energy, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2014 filed with the SEC on June 27, 2014 and Lucas Energy, Inc.’s definitive proxy statement on Schedule 14A, filed with the SEC on February 9, 2015. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement/prospectus to be filed with the SEC by Victory Energy Corporation and Lucas Energy, Inc. in connection with the proposed merger and in other relevant documents filed by Lucas Energy, Inc. with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between Lucas Energy, Inc. and Victory Energy Corporation are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about Lucas Energy, Inc. and Victory Energy Corporation, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in Lucas Energy, Inc.’s and Victory Energy Corporation’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•   failure to obtain the approval of shareholders of Lucas Energy, Inc. or Victory Energy Corporation in connection with the proposed transaction;

•   the failure to consummate or delay in consummating the proposed transaction for other reasons;

•   the timing to consummate the proposed transaction;

•   the risk that a condition to closing of the proposed transaction may not be satisfied;

•   the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•   Victory Energy Corporation’s or Lucas Energy, Inc.’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•   The ability of either Lucas Energy, Inc. or Victory Energy Corporation to effectively integrate their businesses; and

•   the diversion of management time on transaction-related issues.

Lucas Energy, Inc.’s forward-looking statements are based on assumptions that Lucas Energy, Inc. believes to be reasonable but that may not prove to be accurate. Victory Energy Corporation’s forward-looking statements are based on assumptions that Victory Energy Corporation believes to be reasonable but that may not prove to be accurate. Neither Lucas Energy, Inc. nor Victory Energy Corporation can guarantee future results, level of activity, performance or achievements. Moreover, neither Lucas Energy, Inc. nor Victory Energy Corporation assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Lucas Energy, Inc. and Victory Energy Corporation assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCAS ENERGY, INC.

By: /s/ Anthony C. Schnur
Name: Anthony C. Schnur
Title: Chief Executive Officer

Date: April 15, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
10.1*	Letter Agreement between Lucas Energy, Inc. and Louise H. Rogers dated February 23, 2015
99.1**	Press Release dated February 24, 2015

* Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on February 24, 2015, and incorporated herein by reference.
** Furnished hereto.